UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Alphatec Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G 10 2

(CUSIP Number)

HealthpointCapital Partners II, L.P.

505 Park Avenue, 12th Floor

New York, NY 10022

Copy to:

Stephen C. Curley, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, NY 10017

212-935-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G 10 2	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthpointCapital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 6,687,007 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 6,687,007 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,687,007 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[1]
14	TYPE OF REPORTING PERSON PN

[1]

The percentage ownership was calculated based on the 47,534,515 shares of common stock reported by the Issuer to be issued and outstanding as of May 1, 2009 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 5, 2009 plus 3,937,007 shares of common stock of the issuer to be issued to HealthpointCapital Partners II, L.P. pursuant to the subscription agreement described in Items 3 and 4 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 02081G 10 2	Page 3 of 11

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 6,687,007 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 6,687,007 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,687,007 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]
14	TYPE OF REPORTING PERSON PN

[2]	See Footnote 1.

CUSIP No. 02081G 10 2	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mortimer Berkowitz III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,200 shares[3]
8 SHARED VOTING POWER 20,031,646 shares
9 SOLE DISPOSITIVE POWER 11,200 shares[4]
10 SHARED DISPOSITIVE POWER 20,031,646 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,042,846 shares[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%[6]
14	TYPE OF REPORTING PERSON IN

[3]	Includes shares owned by Mortimer Berkowitz III and shares owned by his wife, Amelia M. Berkowitz.
[4]	See Footnote 3.
[5]

Consists of 13,344,639 shares owned by HealthpointCapital Partners, L.P. and 6,687,007 shares owned by HealthpointCapital Partners II, L.P. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. The Reporting Person is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. The Reporting Person disclaims beneficial ownership of such shares except as to the extent of his pecuniary interest in such shares.

[6]	See Footnote 1.

CUSIP No. 02081G 10 2	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John H. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 181,300 shares[7]
8 SHARED VOTING POWER 20,031,646 shares
9 SOLE DISPOSITIVE POWER 181,300 shares[8]
10 SHARED DISPOSITIVE POWER 20,031,646 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,212,946 shares[9]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%[10]
14	TYPE OF REPORTING PERSON IN

[7]	Includes shares owned by John H. Foster and 30,400 shares owned by John H. Foster, trustee u/w of Virginia C. Foster. The Reporting Person is a trustee and the principal beneficiary of such trust.
[8]	See Footnote 7.
[9]

Consists of 13,344,639 shares owned by HealthpointCapital Partners, L.P. and 6,687,007 shares owned by HealthpointCapital Partners II, L.P. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. The Reporting Person is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. The Reporting Person disclaims beneficial ownership of such shares except as to the extent of his pecuniary interest in such shares.

[10]	See Footnote 1.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Alphatec Holdings, Inc., a Delaware corporation (“Alphatec”). Alphatec’s principal executive offices are located at 5818 El Camino Real, Carlsbad, CA 92011.

Item 2.	Identity and Background.

HealthpointCapital Partners II, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners II, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners II, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal business of HealthpointCapital Partners II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP II, LLC

(a) This Amendment is being filed on behalf of HGP II, LLC, a Delaware limited liability company.

(b) The business address of HGP II, LLC is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) HGP II, LLC is the general partner of HealthpointCapital Partners II, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP II, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP II, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Mortimer Berkowitz III

(a) This Amendment is being filed on behalf of Mortimer Berkowitz III.

(b) His business address is c/o HealthpointCapital Partners II, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) Mortimer Berkowitz III is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. In addition, Mortimer Berkowitz III is a member of the board of directors of Alphatec.

(d) During the past five years, Mortimer Berkowitz III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mortimer Berkowitz III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mortimer Berkowitz III is a citizen of the United States.

John H. Foster

(a) This Amendment is being filed on behalf of John H. Foster.

(b) His business address is c/o HealthpointCapital Partners II, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) John H. Foster is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. In addition, John H. Foster is a member of the board of directors of Alphatec.

(d) During the past five years, John H. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, John H. Foster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) John H. Foster is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The 3,937,007 shares of Common Stock were acquired by HealthpointCapital Partners II, L.P. directly from Alphatec at a price of $2.54 per share, pursuant to a subscription agreement between HealthpointCapital Partners II, L.P. and Alphatec, dated June 4, 2009 (the “Subscription Agreement”). Pursuant to the Subscription Agreement, within 30 days and if Alphatec is eligible to use a registration statement on Form S-3, Alphatec agreed to use commercially reasonable efforts to prepare and file a registration statement on Form S-3 covering the resale of the shares of Common Stock issued to HealthpointCapital Partners II, L.P. and to use commercially reasonable efforts to cause such registration statement to become automatically effective or to be declared effective as soon as reasonably practicable. The closing and delivery of shares of Common Stock pursuant to the Subscription Agreement is scheduled to take place on June 20, 2009. HealthpointCapital Partners II, L.P. used its working capital in acquiring the 3,937,007 shares of Common Stock. The disinterested members of Alphatec’s Board of Directors approved the Subscription Agreement after receiving independent legal and financial advice.

Item 4.	Purpose of Transaction.

The information contained in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 is incorporated herein by reference.

(a)-(b)

Number of shares of Common Stock beneficially owned:

HealthpointCapital Partners II, L.P.	6,687,007 shares
HGP II, LLC	6,687,007 shares
Mortimer Berkowitz III	20,037,846 shares[11]
John H. Foster	20,212,946 shares[12]

Percent of class: (The percentage ownership was calculated based on the 47,534,515 shares of common stock reported by the Issuer to be issued and outstanding as of May 1, 2009 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 5, 2009 plus 3,937,007 shares of common stock of the Issuer to be issued to Healthpoint Capital Partners II, L.P. pursuant to the subscription agreement described in Items 3 and 4 of this Amendment No. 1 to Schedule BD.)

HealthpointCapital Partners II, L.P.	13.0%
HGP II, LLC	13.0%
Mortimer Berkowitz III	39.1%
John H. Foster	39.4%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	11,200 shares[13]
John H. Foster	181,300 shares[14]

(ii)	Shared power to vote or to direct the vote:

HealthpointCapital Partners II, L.P.	6,687,007 shares
HGP II, LLC	6,687,007 shares
Mortimer Berkowitz III	20,031,646 shares
John H. Foster	20,031,646 shares

(iii)	Sole power to dispose or to direct the disposition of:

HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	11,200 shares[15]
John H. Foster	181,300 shares[16]

(iv)	Shared power to dispose or to direct the disposition of:

HealthpointCapital Partners II, L.P.	6,687,007 shares
HGP II, LLC	6,687,007 shares
Mortimer Berkowitz III	20,031,646 shares
John H. Foster	20,031,646 shares

[11]	See Footnote 5.
[12]	See Footnote 9.
[13]	See Footnote 3.
[14]	See Footnote 7.
[15]	See Footnote 4.
[16]	See Footnote 8.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2 and 3 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of June 17, 2009, by and among HealthpointCapital Partners II, LP, HGP II, LLC, Mortimer Berkowitz III, and John H. Foster.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2009	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III

Date: June 17, 2009	By:	/s/ John H. Foster
John H. Foster

Date: June 17, 2009	HGP II, LLC

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: June 17, 2009	HealthpointCapital Partners II, L.P.

HGP II, LLC
Its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 17, 2009, is by and among HealthpointCapital Partners II, LP, HGP II, LLC, Mortimer Berkowitz III, and John H. Foster (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G or Schedule 13D and amendments thereto with respect to shares of Common Stock, par value $0.0001 per share, of Alphatec Holdings, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon seven days prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: June 17, 2009	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III

Date: June 17, 2009	By:	/s/ John H. Foster
John H. Foster

Date: June 17, 2009	HGP II, LLC

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: June 17, 2009	HealthpointCapital Partners II, L.P.

HGP II, LLC
Its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III Managing Member